UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25/A
Amendment No. 1

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D
☐ Form N-SAR ☐ Form N-CSR
For Period Ended: December 31, 2010
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: _______________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

First Colombia Gold Corp.

Full Name of Registrant

Amazon Goldsands Ltd.

Former Name if Applicable

Alcalá Centro de Negocios, Cra 43 B # 14-51 Office 705

Address of Principal Executive Office (Street and Number)

Medellin, Colombia

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 31, 2011, First Colombia Gold Corp. (the “Company”) filed a Form 12b-25 disclosing that it was still in the process of compiling the information required to be presented in its Annual Report on Form 10-K for the year ended December 31, 2010 (the “2010 10-K”) and would be unable to file its 2010 10-K within the prescribed period. Specifically, the Form 12b-25 stated:

“The Company was unable to compile the necessary financial information required to prepare a complete filing.  Thus, the Company would be unable to file the periodic report in a timely manner without unreasonable effort or expense.  The Company expects to file within the extension period.”

At the time of the 12b-25 filing on March 31, 2011, the Company anticipated that the 2010 10-K would be filed no later than fifteen calendar days after its original due date. However, because of unanticipated delays in the preparation of its financial statements required to be included in the Form 10-K, the Company anticipates that it will no longer be able to file our Form 10-K within the fifteen day extension period.  The Company will file its 2010 annual report on Form 10-K as soon as the audit has been completed and the information required to be included in the Form 10-K has been fully compiled, disseminated and reviewed by the Company’s management and Board of Directors.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Tony Langford	(847)	915-6007
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes       ☒                 No    ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

Yes        ☒                 No     ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended December 31, 2009, the Company reported net operating income and comprehensive income of $1,482,243, which was attributable to a future income tax recovery of $2,319,871 resulting from applying previously unrecognized future income tax assets against the future income tax liability from the acquisition of an equity interest in Beardmore Holdings, Inc. For the year ended December 31, 2010, the Company is anticipating that it will report net operating loss comprehensive loss of approximately $670,023. The Company anticipates reporting for the year ended December 31, 2010 a future income tax recovery of approximately $10,657 resulting from applying previously unrecognized future income tax assets against the future income tax liability from the acquisition of an equity interest in Beardmore Holdings, Inc.  The Company did not generate any revenue in the year ended December 31, 2010 or 2009.  The anticipated change from net operating income for the year ended December 31, 2009 to an anticipated net operating loss for the year ended December 31, 2010 is attributable to the Company’s anticipated application of significantly lower future income tax recovery for the year ended December 31, 2010.

* * * * *

First Colombia Gold Corp.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 18, 2011	By:	/s/ Tony Langford
Tony Langford
	Its:	Chief Financial Officer